UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Secur

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Veritex Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923451108

(CUSIP Number)

October 8, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 923451108		13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SunTx Veritex Holdings, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF; OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,572,370

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,572,370

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,370

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 923451108		13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SunTx Capital Partners II GP, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF; OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,572,370

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,572,370

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,370

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 923451108		13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SunTx Capital II Management Corp.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF; OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,572,370

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,572,370

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,370

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person* PN, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 923451108		13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ned N. Fleming III

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF; OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,572,370

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,572,370

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,370

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of SunTx Veritex Holdings, LP, SunTx Capital Partners II GP, LP, SunTx Capital II Management Corp. and Ned N. Fleming III relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Veritex Holdings, Inc., a Texas corporation (the “Issuer”).

Item 1(a)	Name of Issuer. Veritex Holdings, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices. 8214 Westchester Drive, Suite 400 Dallas, Texas 75225

Item 2(a)-(c)	Name of Person Filing. Address of Principal Business Office, or, if non, Residence. Place of Organization. This Schedule 13G is jointly filed by:

(i)                                     SunTx Veritex Holdings, LP (the “Fund”), a Delaware limited partnership;

(ii)                                  SunTx Capital Partners II GP, LP (the “Fund GP”), a Texas limited partnership and the general partner of the Fund, with respect to the Common Stock held by the Fund;

(iii)                               SunTx Capital II Management Corp. (the “Fund GP Corp”), a Texas corporation and the general partner of the Fund’s general partner and the investment manager to the Fund, with respect to the Common Stock held by the Fund;

(iv)                              Ned N. Fleming, III, a United States citizen and director of Fund GP Corp., with respect to the Common Stock held by the Fund.

The persons identified in (i) through (iv) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The principal place of business for each of the Reporting Persons is 5420 LBJ Freeway, Suite 1000, Dallas, Texas  75240.

Item 2(d)	Title of Class of Securities. Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number. 923451108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a.
Not applicable

Item 4	Ownership.
(a)-(b) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares of Common Stock	Total Number of Shares of Common Stock	Percentage of Class
Fund	1,572,370	1,572,370	16.6%
Fund GP	1,572,370	1,572,370	16.6%
Fund GP Corp	1,572,370	1,572,370	16.6%
Ned N. Fleming, III	1,572,370	1,572,370	16.6%

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon 9,463,832 shares of Common Stock outstanding as of November 7, 2014, as reported by the Issuer in its Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2014.

(c)               The Fund GP, the Fund GP Corp and Ned N. Fleming, III have the shared power to vote and dispose of the shares of Common Stock held by the Fund reported in this Schedule 13G.  The Fund has the sole right to vote and dispose of the shares of Common Stock held by it.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

SunTx Capital Partners II, LP and SunTx Capital Partners II Dutch Investors, LP, the limited partners of the Fund, have the right receive proceeds from the sale of securities that the Fund GP Corp manages on behalf of the Fund.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

Exhibits

Exhibit 99.1                              Joint Filing Agreement by and among the Reporting Persons dated February 17, 2014.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

SUNTX VERITEX HOLDINGS, L.P.

By:	SunTx Capital Partners II GP, LP,
Its general partner

By:	SunTx Capital II Management Corp.,
Its general partner

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

SUNTX CAPITAL PARTNERS II GP, LP

By:	SunTx Capital II Management Corp.,
Its general partner

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

SUNTX CAPITAL MANAGEMENT CORP.

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

/s/ Ned N. Fleming, III
Ned N. Fleming, III

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 17, 2015 (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Veritex Holdings, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 17, 2015

SUNTX VERITEX HOLDINGS, L.P.

By:	SunTx Capital Partners II GP, LP,
Its general partner

By:	SunTx Capital II Management Corp.,
Its general partner

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

SUNTX CAPITAL PARTNERS II GP, LP

By:	SunTx Capital II Management Corp.,
Its general partner

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

SUNTX CAPITAL MANAGEMENT CORP.

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

/s/ Ned N. Fleming, III
Ned N. Fleming, III